Filed by Tumbleweed Communications Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12.
of the Securities Exchange Act of 1934
Subject Company: Interface Software, Inc.
Commission File No. 000-10902

A.      PRESS RELEASE

Tumbleweed Communications Corp. To Acquire Interface Systems, Inc.

Interface's legacy data services and Tumbleweed's secure communications channel transform electronic statement delivery

Redwood City, CA and Ann Arbor, MI--- June 29, 2000--- Tumbleweed Communications Corp., (NASDAQ: TMWD), a leading provider of advanced e-mail solutions for business communications, and Interface Systems, Inc., (NASDAQ: INTF), a leading provider of Legacy-to-Internet (L2i) technology, today jointly announced that Tumbleweed has entered into a definitive agreement to acquire Interface. Together, Interface's industry-leading L2iTM suite of legacy data conversion products and services and Tumbleweed's secure channel for electronic bill and statement presentment provide the necessary technologies and services to transform electronic statement delivery and hasten its adoption.

Interface's industry-leading L2i products and services greatly simplify the process of transforming and using data found in legacy systems into electronic content that is easy to distribute and use online. The L2i products can automatically take information from mainframe print streams and intelligently convert it into formats such as pdf, HTML or XML for use online. Tumbleweed's solutions enable the secure exchange of this information between businesses and users via Tumbleweed Integrated Messaging ExchangeTM (IMETM), a platform and set of applications for creating secure communication channels between a business and its customers, partners, and suppliers.

"Tumbleweed studied the legacy data conversion market for several quarters, evaluating products, interviewing customers, and meeting management teams from a number of vendors," said Jeffrey C. Smith, president and CEO, Tumbleweed Communications Corp. "We concluded Interface was the leader in the legacy to Internet data conversion market. In fact, we integrated the products at a joint customer- Wachovia Securities Inc. - to validate the combination prior to executing the definitive agreement."

"Combining Tumbleweed IME with Interface's L2i products and services gives our customers a comprehensive end-to-end solution for electronic statement presentment: legacy data conversion, personalization, secure e-mail delivery, archival and an automated inquiry/response loop. End users want to aggregate statements in their existing e-mail boxes - banks, brokerages, telcos, utilities, and credit card companies want the same thing. These businesses don't want to simply post statements on web sites and wait for their customers and business partners to come to them; rather, they want to present those statements to their customers," continued Smith.

"Electronic Bill Payment and Presentment (EBPP) vendors have focused on payment and neglected the importance of presentment. Secure e-mail is the key to solving the presentment problem," said Smith. "The combination of Tumbleweed IME and Interface L2i creates a vital communications channel between businesses and their customers that will take EBPP to a new level."

"Tumbleweed's secure communications platform is the ideal means to deliver information prepared by Interface's L2i products and services," said Robert Nero, president and chief executive officer of Interface Systems, Inc. "Many of our customers distribute confidential documents prepared by our platform inside their corporate firewalls, but the next major step forward involves sending those documents to customers and business partners via the Internet. Tumbleweed's secure communications platform satisfies one of our customers' key strategic growth requirements - a secure communications platform that reaches anyone on the Internet. We are delighted to become part of Tumbleweed and to offer our combined products and services to all of our customers."

"Statement presentment is a significant market opportunity for us. Interface's L2i technology will help us penetrate further into our target verticals to solidify our leadership position," said Smith. "Our primary business goal is to increase the amount of traffic that flows over our secure communications channel. Interface's diverse sources of legacy data and services can be automatically sent over Tumbleweed IME."

Upon the completion of the transaction, Interface will become a wholly owned subsidiary of Tumbleweed. Under the terms of the agreement, Interface shareholders will receive a fixed exchange ratio of 0.264 Tumbleweed common shares for each share of Interface common stock. In connection with the acquisition, the companies announced their intent to divest the Cleo solutions group.

The transaction, which is expected to close in the third quarter of 2000, is intended to be tax free to Interface shareholders and to be accounted for as a purchase. The boards of directors of both companies have approved the transaction. The completion of the transaction is subject to closing conditions and the approval of Interface shareholders.

About Interface Systems, Inc
Interface Systems develops and markets Legacy-to-Internet software and services solutions under the L2iTM brand. The Company's products, which include MyCopytm, eBill Bridgetm and Document Server, enable large organizations to re-deploy information stored on legacy systems as the foundation for their strategic e-commerce or Internet-based applications. Interface's products, geared primarily toward the fast-growing customer statement delivery and online billing markets, offer rapid, cost-effective implementation without having to alter the legacy applications.

About Tumbleweed Communications Corp.
Tumbleweed Communications Corp. is a leading provider of advanced e-mail solutions for business communications. Our products and services enable businesses to create and manage secure online communication channels that leverage established e-mail networks and enterprise applications. Tumbleweed Integrated Messaging Exchange is a platform and set of applications for creating secure communications channels between a business and its customers, partners, and suppliers. Tumbleweed Messaging Management System is a comprehensive solution that extends internal e-mail systems to the Internet through centralized security, policy enforcement, filtering and archiving. Used together, Tumbleweed IME and Tumbleweed MMS automatically apply security policies and redirect sensitive e-mail for secure, trackable delivery.

We urge investors and security holders to read the following documents, when they become available, regarding the merger described above, because they will contain important information:

X Interface Systems' definitive proxy statement relating to the special meeting of its shareholders to be held for the purpose of considering and voting upon the agreement and plan of merger; and

X Tumbleweed Communications' Registration Statement on Form S-4, containing such document and other information.

These documents and amendments or supplements to these documents will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Tumbleweed Communications by directing your request to Jennifer Ruddock in Investor Relations at 650-216-2129, or from Interface Systems by directing your request to Brian Brooks, CFO, at 734-769-5900 ext. 1747.

Except for the historical information contained herein, the matters discussed in this press release may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected, particularly with respect to the consummation of the acquisition as proposed, if at all, and its anticipated effects. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. For further cautions about the risks, we refer you to the documents filed by each company from time to time with the Securities and Exchange Commission, particularly the recent Form 10-K, proxy statement and Form 10-Q as well as the registration statement or Form S-4 filed subsequently. The companies assume no obligation to update information contained in this press release.

For More Information:

Media

Lisa Poulson
Tumbleweed Communications
650-216-2020
lisa.poulson@tumbleweed.com

Sophia Kim
Tumbleweed Communications Corp
650-216-2132
sophia.kim@tumbleweed.com

Investors:

Jennifer Ruddock
Tumbleweed Communications Corp
650-216-2129
jennifer.ruddock@tumbleweed.com

Brian Brooks
CFO, Interface Systems, Inc.
734-769-5900 ext. 1747


B.  BROADCAST E-MAIL MESSAGE TO ALL TUMBLEWEED EMPLOYEES

Date: 29 June 2000

To: All Employees of Tumbleweed Communications Corp.

From:  Mike Earhart

Hello Weeders,

This morning we announced our expansion into the Electronic Bill
Presentment and Payment (EBPP) market with an acquisition agreement, a strategic partnership, and a new application.

First, we've entered into a definitive agreement to acquire Interface Systems, a leading provider of legacy-to-Internet conversion solutions. Together, Interface's legacy data conversion products and services and Tumbleweed's secure channel for electronic bill and statement presentment provide the necessary technologies and services to transform electronic statement delivery and hasten its adoption. The deal is expected to close in Q3.

Second, we announced that we'll be integrating with VeriSign's Payment Services to enable a complete statement presentment and payment solution. Through the integration of VeriSign Payflow Pro with the IME platform, Tumbleweed will provide customer with the ability to deliver online statements to end-users and process corresponding payments with the ease and simplicity of "one-click". The solution will be available in Q3.

Lastly, we announced a new IME application- IME Assist. IME Assist enables end user customers who receive statements via Tumbleweed to make inquiries regarding those statements. IME Assist leverages the context in which a customer inquiry is sent to receive, route and respond to customer inquiries. This new technology adds the last crucial part of a complete statement presentment solution-context-based interaction.

The complete press releases are available on our web site. In addition, we held a conference call with the investment community this morning at 5:30AM Pacific Time. The call was webcast via StreetFusion. To hear the call via StreetFusion, go to the IR section of our web site and click on the StreetFusion icon. This replay will be available for 2 weeks. A telephone replay will also be available at 719-457-0820, access code #518889. The replay will also be available for 2 weeks.

If you have any questions about these announcements, feel free to ask your manager for more information. This information is now public, and you can tell friends and family what has transpired. You can not, however, comment on the deal to press or analysts. Because this is sensitive information, all communication to press, analysts or investors should be forwarded to public relations or management.

Congratulations to everyone at the Weed on all the exciting activity going on. We'll keep you posted as things progress.

Mike.

Mike Earhart
VP, Corporate Marketing
Tumbleweed Communications
mearhart@tumbleweed.com
p  650.216.2014
f  650.216.2004

                                    ---

THE FOREGOING COMMUNICATIONS ARE BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE EXCHANGE ACT OF 1934. THESE COMMUNICATIONS DO NOT CONSTITUTE AN OFFER OF SALES OF SECURITIES.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS, WHEN THEY BECOME AVAILABLE, REGARDING THE MERGER DESCRIBED ABOVE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

X INTERFACE SYSTEMS' DEFINITIVE PROXY STATEMENT RELATING TO THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD FOR THE PURPOSE OF CONSIDERING AND VOTING UPON THE AGREEMENT AND PLAN OF MERGER; AND

X TUMBLEWEED COMMUNICATIONS' REGISTRATION STATEMENT ON FORM S-4, CONTAINING SUCH DOCUMENT AND OTHER INFORMATION.

THESE DOCUMENTS AND AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FREE OF CHARGE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS (WHEN AVAILABLE) FROM TUMBLEWEED COMMUNICATIONS BY DIRECTING YOUR REQUEST TO JENNIFER RUDDOCK IN INVESTOR RELATIONS AT 650-216-2129, OR FROM INTERFACE SYSTEMS BY DIRECTING YOUR REQUEST TO BRIAN BROOKS, CFO, AT 734-769-5900 EXT. 1747.